

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

Via E-Mail
Richard McGee
PAA Natural Gas Storage, L.P.
333 Clay Street, Suite 1500
Houston, Texas 77002

> **Re:** **PAA Natural Gas Storage, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 1, 2011**
> **File No. 333-174589**

Dear Mr. McGee:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Unitholders, page 33

1. Please disclose whether any of the selling unitholders have any material relationship with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

2. For all selling unitholders who are not natural persons, please disclose whether any such selling unitholder is a broker-dealer or an affiliate of a broker-dealer. Also, in the footnotes to your table, please identify the natural persons or the publicly registered companies who exercise sole or shared voting or investment powers with respect to the units disclosed. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3. Please revise your disclosure to provide additional details regarding the transaction in which the selling unitholders acquired their units, including the date on which the

transaction was completed and the material terms of the agreements relating to the transaction.

Item 16. Exhibits and Financial Statement Schedules, page II-1

(a) Exhibits, page II-1

4. Please revise your registration statement to incorporate by reference as exhibits the Common Unit Purchase Agreements discussed on page 33 of your filing, which appear to have been filed on Forms 8-K on December 30, 2010 and January 20, 2011.

Undertakings, page II-2

5. Please revise to add the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

6. Please remove assumption (4) in the third paragraph, as inappropriate.

7. Please remove the parenthetical qualifications in opinion 2 in the fourth paragraph, as inappropriate.

8. We note that the legal opinion includes a limitation to the Delaware Limited Partnership Act. Please revise the limitation so that it also includes all applicable Delaware statutory provisions, as well as reported judicial decisions interpreting the Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ramin M. Olson, Staff Attorney, at (202) 551-3331, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director